SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 000-28996

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name into English)

13 MOZES STREET, TEL AVIV 67442, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X     Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press release, dated September 18, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ELBIT MEDICAL IMAGING LTD.
                (Registrant)

Date: September 18, 2006                                     By: /s/ Shimon Yitzhaki
                 Name: Shimon Yitzhaki
                                     Title: President

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1          Press release, dated September 18, 2006.

                                                                                            Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES APPOINTMENT OF A VICE CHAIRMAN OF ITS BOARD OF DIRECTORS

TEL AVIV, Israel - September 18, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") announced today that its board of directors has appointed Mr. Abraham (Rami) Goren to serve as the Vice Chairman of the Board of Directors of the Company, in an executive capacity.

Mr. Goren has been serving as a director of the Company since April 11, 2006 and as the Executive Chairman of the Board of Elscint Limited., a wholly-owned subsidiary of the Company, since 1999. Mr. Goren is in charge of exploration of new investments, heads the Company's activities in India and heads the high-tech investments division of the Company.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com